NEW CENTURY ENERGY CORP.
-------------------------------------------------------------------------------
5851 San Felipe,  Suite 775 Houston,  Texas 77057
Office 713-266-4344
Fax 713-266-4358

                               September 7, 2006

Jason Wynn                                                 VIA EDGAR
Division of Corporation Finance                            ---------
Securities and Exchange Commission
Mail Stop 7010
101 F Street, NE
Washington, D.C.  20549-7010

RE:     NEW  CENTURY  ENERGY  CORP.
        REGISTRATION  STATEMENT  ON  FORM  SB-2
        FILED  JULY  17,  2006
        FILE  NO.  333-135827

        FORM  10-KSB  FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2005
        FILED  APRIL  17,  2006
        FILE  NO.  0-28813

        FORM  10-QSB  FOR  THE  FISCAL  QUARTER  ENDED  MARCH  31,  2006
        FILED  MAY  19,  2006

Dear  Mr.  Wynn:

     We have the following responses to your comment letter dated August 16, 2006:

(1) We have amended both the 10-QSB and 10-KSB as you requested in your comments
(4)  and  (5)  below.

(2) We are currently waiting for further guidance from the Commission regarding shelf registrations under Rule 415(a)(1)(i), before we answer this question and proceed with an amended Form SB-2 filing. We plan to file a revised response to question (2) to your August 16, 2006 response letter once we receive such further guidance.

(3) We plan to file the Escrow Agreement and Disbursement Agreements as exhibits to our amended Form SB-2 filing, which we anticipate filing after we receive the guidance regarding question (2), as discussed above.

The following responses to questions four and five of your comment letter dated August 16, 2006 were previously faxed to you on August 22, 2006:

(4) We have revised our Controls and Procedures section of our Form 10-QSB for the three months ended June 30, 2006, which was filed on August 21, 2006, in connection with your comments as provided below, and propose amending our Controls and Procedures language in an amended Form 10-KSB for the year ended
December 31, 2005 and an amended Form 10-QSB for the three months ended March 31, 2006, with similar language.

     "On November 3, 2005, Edward R. DeStefano, our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information we are required to disclose in reports that we file and submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission (the "Commission's") rules and forms, and that such information was accumulated and communicated to our management, including our Chief

     Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The reasons for Mr. DeStefano's conclusion was because he concluded that the Company's unaudited financial statements for the three months ended March 31, 2005, which are included in the Company's Form 10-QSB for the three months ended March 31, 2005, originally filed with the Commission on May 16, 2005, and the Company's unaudited financial statements for the three and six months ended June 30, 2005, which are included in the Company's Form 10-QSB for the quarter ended June 30, 2005, originally filed with the Commission on August 22, 2005 (collectively the "Quarterly Reports"), could no longer be relied upon and that the Company's audited financial statements for the year ended December 31, 2004, which were included in its Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the Commission on March 31, 2005, could no longer be relied upon (the "Annual Report").

     Mr. DeStefano became aware of potential problems in our disclosure controls and procedures in connection with the initial filing of a Registration Statement on Form SB-2 ("Form SB-2") on August 5, 2005, and in the customary course of the Commission's review of the Form SB-2 and other prior Company filings, during which time the Commission issued a comment letter (the "Comment Letter") to the Company dated October 19, 2005. The Comment Letter included comments indicating that the Company's accounting for the secured convertible debt ("Convertible Note") was not in accordance with U.S. generally accepted accounting principles. Specifically, the Convertible Note was deemed to not meet the definition of a "conventional convertible note," and therefore, certain free standing and embedded derivatives included therein such as the Convertible Note feature, stock warrants and stock options issued to the lender, and certain other provisions, should have been accounted for as derivative liabilities and not initially recorded as beneficial conversion features within stockholders' equity. Additionally, through the course of Mr. DeStefano's review and the review of certain other of the Company's prior period filings, including the Annual Report, he became aware of an error in our calculation of depletion recorded under the line item depreciation, depletion and amortization included in the Annual Report as well as the need to record an asset retirement obligation at December 31, 2004.

     Additionally, as a result, Mr. DeStefano reviewed our disclosure controls and procedures in November 2005, and found problems in such controls and procedures, including that during the preparation of the Company's March 31, 2005 and June 30, 2005 quarterly reports, the Company lacked experienced accounting personnel who had a level of technical proficiency adequate to appropriately account for complex accounting transactions such as the free standing and embedded derivatives included in the Convertible Note, and that during the preparation of the Company's annual report for the year ended December 31, 2004, a number of the Company's financial calculations, including the calculation of depreciation, depletion and amortization as disclosed in the Annual Report were not calculated and doubled checked by individuals with a competent background in accounting, and which errors in calculation were magnified as a result of the size of such errors in connection with the relative low amount of our total assets at the end of that period, which problems Mr. DeStefano believed constituted material weaknesses in such controls and procedures.

     As a result of the Comment Letter and the review of our disclosure controls and procedures, we decided to restate certain of our unaudited quarterly financial statements and audited annual financial statements, including the Company's unaudited financial statements for the three months ended March 31, 2005, were restated in an amended Form 10-QSB for the three months ended March 31, 2005, filed with the Commission on September 13, 2005, and amended thereafter on December 8, 2005, and the Company's unaudited financial statements for the three and six months ended June 30, 2005, were restated in an amended Form 10-QSB filing for the six months ended June 30, 2005, filed with the Commission on September 13, 2005, and amended thereafter on December 20, 2005 and that the Company's audited financial statements for the year ended December 31, 2004, were restated in an amended Form 10-KSB for the year ended December 31, 2004, which was filed with the Commission on December 7, 2005 (the "Restatements").

     We believe that the Restatements will be a one time occurrence and that moving forward we will not have any deficiencies in our disclosure controls and procedures, as we have internal accountants, including adding a certified public accountant as our full-time controller during the fourth quarter of 2005 (which controller left us and was replaced by another certified public accountant during the second quarter of 2006), who works with our outside accountants in the preparation and review of our financial statements; we believe that the Convertible Note involved a highly complex transaction involving an "unconventional" convertible note, and we do not anticipate entering into any additional complex financing transactions involving derivatives in the future; we have retained various outside accounting consultants, including specialized accounting consultants knowledgeable in tax accounting, oil and gas accounting, and most importantly in connection with the restatement of the Quarterly Reports, consultants with specialized expertise in the financial accounting and valuation of derivative securities such as the Convertible Note. Since the Restatements, we have worked closely with these consultants in connection with the preparation of our quarterly and annual financial statements, including having such consultants review and signoff on the accounting treatment of our derivative securities prior to us filing such statements with the Commission. Furthermore, we believe that our prior restatements to our Annual Report would not be as significant now as they were for the year ended December 31, 2004, as our total assets were significantly smaller during the year ended December 31, 2004, and as such the calculation errors made in the Annual Report were magnified as a result of the amount of such assets, which errors if present now we believe would not be nearly as significant to our overall balance sheet accounting.

     As a result of the Comment Letter and the Restatements, as well as the steps we have taken to remedy the prior problems in our disclosure controls and procedures, we believe that our "disclosure controls and procedures"
     (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report (the "Evaluation Date"), were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure."

(5) We propose amending the changes in internal control over financial reporting section of our Form 10-KSB for the year ended December 31, 2005, to state:

     "(b) Changes in internal control over financial reporting. During the three months ended December 31, 2005, we affected various changes in our internal control over financial reporting, including adding a certified public accountant as our full-time controller (which controller left us and was replaced by another certified public accountant during the second quarter of 2006), who works with our outside accountants in the preparation and review of our financial statements; retained various outside accounting consultants, including specialized accounting consultants knowledgeable in tax accounting, oil and gas accounting, and most importantly in connection with the restatement of the Quarterly Reports, consultants with specialized expertise in the financial accounting and valuation of derivative securities such as the Convertible Note."

We propose amending the changes in internal control over financial reporting section of our Form 10-QSB for the three months ended March 31, 2006, to state:

     "(b) Changes in internal control over financial reporting. There were no significant changes in our internal control over financial reporting during our most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting."

Please let us know if you believe that the proposed amendments to our Form 10-KSB for the year ended December 31, 2005 and our Form 10-QSB for the quarter ended March 31, 2006, adequately addresses comments four and five to your August 16, 2006, letter.

Regards,

/s/ Edward R. DeStefano

EDWARD R. DESTEFANO
CHIEF EXECUTIVE OFFICER AND
PRINCIPAL ACCOUNTING OFFICER